Exhibit 99.2

MiX Telematics Announces Intention to Repurchase Shares

MIDRAND, South Africa, (May 3, 2016) – MiX Telematics has entered into an agreement to repurchase all of its shares currently held by Imperial Holdings Limited. This equates to 200,828,260 MiX Telematics shares which represents 25.33% of MiX Telematics’ issued share capital. MiX Telematics has agreed to pay 2.36 South African Rand per share, a 1.28% premium to the prior 30-days average trading price, for an aggregate repurchase consideration of 473,954,694 South African Rand.

“At current valuation levels for MiX Telematics shares, we can see no better acquisition opportunity than investing in our own business. We expect that this transaction will be earnings and value accretive for shareholders and view this as an excellent use of our cash,” said Stefan Joselowitz, CEO of MiX Telematics.

“The disposal of Imperial’s minority stake in MiX is consistent with our espoused and recently demonstrated strategy to dispose, inter alia, of non-core and minority investments. Imperial’s investment had no bearing on MiX’s valued supplier status, which was established through competitive, innovative products and services. We look forward to perpetuating this business relationship in the years ahead,” said Mark Lamberti Group CEO of Imperial Holdings.

“MiX’s long and mutually beneficial relationship with Imperial remains robust, and we look forward to strengthening this association going forward. Due to its large motor vehicle distribution channel in South Africa and its various transport and logistics businesses, the Imperial group remains an important customer to MiX,” concluded Joselowitz.

As the repurchase constitutes a transaction with a related party, it remains subject to a fairness opinion required in accordance with the JSE Listings Requirements as well as shareholder approval. A circular containing full details of the terms of the repurchase, as well as the salient dates and times for the general meeting, will be posted to all shareholders in due course and will be announced on SENS as well as through 6-K filings to be furnished to the Securities and Exchange Commission.

Shareholders are advised that a further announcement setting out the financial effects of the repurchase will be released on SENS in due course.

Shareholders are further advised to continue to exercise caution when dealing in the company’s securities until a further announcement is made.

About MiX Telematics Limited
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Investor Contact:

Sheila Ennis
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835